EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

NEWS RELEASE

February 20, 2019

AVINO SILVER & GOLD MINES LTD. FOURTH QUARTER AND YEAR END FINANCIAL RESULTS

TO BE RELEASED ON WEDNESDAY, FEBRUARY 27, 2019

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE:GV6, "Avino" or "the Company") plans to announce its Fourth Quarter and Year End 2018 financial results after the market closes on Wednesday, February 27, 2019.

In addition, the Company will be holding a conference call and webcast on Thursday, February 28, 2019 at 8:00 am PST (11:00 am EST).

Shareholders, analysts, investors and media are invited to join the webcast and conference call by logging in here Avino Fourth Quarter and Year End 2018 Webcast and Conference Call or by dialing the following numbers five to ten minutes prior to the start time:

Toll Free Canada & USA: 1-800-319-4610

Outside of Canada & USA: 1-604-638-5340

No pass-code is necessary to participate in the conference call or webcast; participants will have the opportunity to ask questions during the Q&A portion.

The conference call and webcast will be recorded and the replay will be available on the Company's web site later that day.

About Avino:

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently exploring and drilling at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

On Behalf of the Board

“David Wolfin”

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.